

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2014

<u>Via E-mail</u>
Jayshree Ullal
President and Chief Executive Officer
Arista Networks, Inc.
5453 Great America Parkway
Santa Clara, CA 95054

> **Re: Arista Networks, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted January 31, 2014**
> **CIK No. 0001596532**

Dear Ms. Ullal:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

3.   As soon as practicable, please provide us with copies of any artwork or graphics that you intend to include in your prospectus.

Prospectus Summary, page 1

4.   Please revise to provide the basis of your assertion that you are "a leading supplier of cloud networking solutions that use software innovations to address the needs of large-scale Internet companies, cloud service providers and next-generation data centers for enterprises." For example, it is unclear whether you are a leader based on market share, revenues or units of switches sold.

5.   On page 1, you disclose that six of the largest cloud service providers based on annual revenue are your customers. Please advise us of the identity of these customers.

6.   Please revise to describe any requirement to prepay your $100 million in outstanding convertible notes upon the close of your initial public offering and if your note holders are bound to request a conversion into common stock instead of cash. We note your disclosure on pages 71 and 118 indicates that you may elect to prepay the convertible notes and the note holders may elect to convert the notes into common stock in lieu of receiving cash. Also, if material, please revise to identify SingTel Innov8 Pte. Ltd and Newfound Investment Partners LLC as note holders in the MD&A or on page II-4.

7.   Please revise your summary to disclose that your officers, directors, and principal stockholders will have substantial control over you after the offering.

Risk Factors

We identified a material weakness in our internal controls for the years …, page 17

8.   Please expand this risk factor and/or page 72 to describe the material weaknesses in your internal control in more detail. For example, please describe the processes or systems that were not implemented and what accounting policies or reconciliations lacked sufficient oversight, if any.

We may become involved in a license dispute with Optumsoft, page 20

9.   Please broaden the scope of this risk factor or add a new risk factor to address the conflicts of interest of David R. Cheriton caused by the fact he is a director and founder of both parties of a potential legal dispute. You should address whether Mr. Cheriton would be involved in any resolution of this dispute and describe Mr. Cheriton's fiduciary obligations to either party.

We are subject to a number of risks associated with the expansion …, page 22

10.   To the extent there are material risks discussed in the bullet points on page 23, please discuss them in more detail in separate risk factors.

Market and Industry Data, page 46

11.   Please provide us supplemental copies of the reports or other source documentation that you cite on page 46 from which market or other data is extracted, such as Crehan Research, Inc. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

12.   Please advise us whether you commissioned the Crehan Research report cited in your prospectus. Further, please revise to cite the date and title of the report.

13.   Please revise to remove your disclaimer that the market information you provide is "generally reliable."

Management's Discussion and Analysis of Financial Condition and Results of Operation

General

14.   We note on page 18 that your large end customers have received lower prices, bundled upgrades, extended warranties, acceptance terms and extended return policies and other contractual rights. Please expand your discussion of revenues and costs of sales to address any changes in sales and costs of sales for large end customers from period to period.

15.   Refer to your discussion of gross margin on page 61. We note that your higher-performance products generally have higher gross margins than your lower-performance products. Please expand your discussion of gross margin for each of the periods presented to include any material changes in gross margin due to changes in the average level of performance of products sold or tell us why you believe such an analysis is not material.

16.   We note on page 18 that your sales force and channel partners generate a substantial portion of your revenue during the last few weeks of each quarter in order to meet their sales objectives. Please discuss whether there are any differences in your return activity for sales made at the end of fiscal quarters as compared to sales recognized during the quarters, if material.

Overview, page 57

17.   We note that 80% of your total revenues for the year ended December 31, 2012 are attributable to the "Americas." Please provide more detail as to the total revenues provided in North America or similar geographic area.

18.   Please advise us whether the number of your end-customers is a key metric used by management to evaluate your business. You provide these figures throughout your prospectus selectively for December 31, 2010 and December 31, 2013, but you do not provide them for interim periods.

Results of Operations, page 63

19.   You attribute the increase in sales and marketing, research and development, and general administrative expenses, in part, to the increase in personnel costs. Please revise to provide specific headcount figures for the periods presented.   We note you provide total headcount figures of 100 employees as of December 31, 2010 and 750 employees as of December 31, 2013 on page 12 of your risk factors section.

20.   You attribute your strong sales growth to the increase in the number of unit sales. Please advise us whether the number of units sold is a key metric used by management to evaluation your business.

Common Stock Valuations, page 76

21.   Please expand the disclosure to state that estimates are not necessary to determine fair value of new awards once underlying shares begin trading.

22.   Refer to the discussion of fair value on page 81. We note that you issued common stock for $25 and $27 per share in December 2012 and April 2013, but that you determined the fair value to be $7.76 and $8.77 per share as of February and May 2013, respectively. Please tell us why you believe the fair value was so much lower than the amounts paid in issuances for cash. Also, please integrate an analysis of private common stock transactions to support your determination of fair value in your response.

Business

General

23.   Please revise to provide the backlog disclosure required by Item 101(c)(1)(viii) of
        Regulation S-K or tell us why the disclosure is not required.

EOS Attributes, page 93

24.   Please clarify whether the additional applications that may be purchased for complete
        network visibility, as describe on page 94, constitute a material amount of your total or
        service revenues. If yes, please advise us why you do not provide purchased applications
        revenue here or in your management's discussion and analysis section.

Customer Case Studies, page 95

25.   Please revise to clarify the dates of the events described in each of your case studies.

26.   On page 14, you describe that 48% of your revenue for the nine months ended September
        30, 2013 was attributable to your 10 largest clients, with Microsoft accounting for 24%
        for this period. Please clarify whether Microsoft is a channel partner or a direct end-
        customer. Due to the size of your revenues attributable to Microsoft, it appears you are
        substantially dependent on this relationship. Please revise to describe any material
        agreements with Microsoft and file them under Item 601(b)(10) of Regulation S-K, or
        advise us why you believe they are not required.

Customer Support and Services, page 95

27.   Please briefly describe your service options for customer support. In addition to the
        range of services provided under your various options, please describe whether these are
        long term agreements and provide quantitative disclosure here or in your MD&A section
        concerning the impact of the post contract support to your business. We note you
        describe post contract support as "typically" purchased by your customers on page 58,
        but you do not provide any percentages nor do you disclose service or post contract
        support revenue.

Sales and Marketing, page 97

28.   Please revise to provide more details concerning your channel partners and clarify how
        much of your revenue is derived from these sources as compared to direct sales. For
        example, please clarify whether any of your channel partners generates a material amount
        of your revenue and describe any related contracts or arrangements.

29.   After the sales and distribution of the switches to end-customers by your direct
        fulfillment center, please clarify how your products are installed and integrated to your
        end-customers' systems and data centers. For example, please clarify if products are sold
        directly by your direct sales staff and, if so, whether your customers rely on your
        customer support to implement the switches and EOS, whether they hire third-party
        integrators, or rely on your channel partners.

Manufacturing, page 97

30.   You subcontract the manufacturing of your products through third-party contract
        manufacturers, such as Jabil Circuit, Foxconn, and Flextronics International. Please
        advise whether you have any material agreements that you are substantially dependent
        upon with any contract manufacturer. If so, please file the appropriate agreements as
        exhibits under Item 601(b)(10) of Regulation S-K and describe any material terms of
        those agreements.

31.   Please revise to describe the key components and material sources of those components
        for your products. We note, for example, that you describe the importance of integrated
        circuit components and power supplies and key merchant silicon vendors, such as
        Broadcom and Intel, as part of your supply chain on page 19. Please describe how these
        components differentiate your products compared to your competitors.

Intellectual Property, page 98

32.   Please revise to briefly describe here or other appropriate places which components of the
        EOS relate to the 2004 agreement with Optumsoft that may now be in dispute. Please
        advise whether the 2004 agreement with Optumsoft is a material agreement under Item
        601(b)(10) and whether it describes any dispute resolution processes or licensing fee
        arrangements that may be implicated. In addition, please clarify whether all of your
        switching products are involved in the dispute.

Management

Executive Officers and Directors, page 101

33.   Since it is unclear from your disclosure, please clarify whether your co-founder and Chief
        Development Officer Andy Bechtolsheim is a full-time employee.

Certain Relationships and Related Party Transactions, page 118

34.   Please identify the related parties such as Messrs. Cheriton and Bechtolsheim and their respective affiliates that are subject to your Investors' Rights Agreements and who receives registration rights under each agreement.

35.   On page F-23, you disclose two related party Note Purchase Agreements originally entered into on 2008, but repaid and terminated in January 2011. Please advise why the repayment of these notes are not disclosed as related party transactions required to be disclosed under Item 404(a) of Regulation S-K. We refer you to Instruction 1 to Item 404 requiring disclosure of related party transactions for two fiscal years preceding the registrant's last fiscal year.

36.   On page F-40, you disclose related party sales and amounts due from customers that are affiliated with your directors. Please advise us whether any of these transactions are required to be disclosed under Item 404(a) of Regulation S-K.

37.   Your disclosure on pages 20 and 100 regarding your intellectual property dispute with Optumsoft, Inc. refers to a 2004 agreement and the fact that your director and largest stockholder Mr. David Cheriton is also a director for Optumsoft. Please advise whether any transactions under the 2004 agreement (or any other agreement with Optumsoft) is required to be disclosed under Item 404(a) of Regulation S-K.

Principal Stockholders, page 120

38.   In Note (1) on page 121 of your beneficial ownership table, you disclose that Mr. Cheriton disclaims voting and investment power of the shares held by the 2010 David R. Cheriton Irrevocable Trust. Please revise to disclose the natural person(s) who holds voting and/or investment power of the shares of common stock held in the trust. In particular, please clarify whether Mr. Cheriton is involved or influences the votes for the shares held in the trust. We note you refer to Mr. Cheriton as you largest stockholder on pages 21 and 100, taking into consideration of shares held in the 2010 David R. Cheriton Irrevocable Trust.

39.   Please advise us whether you will include the shares of common stock underlying your convertible note for Andy Bechtolsheim, as an individual, in your beneficial ownership table.

40.   Please advise us why the disclosure of the disclaimers of beneficial ownership in Notes (1)-(3), (4), (7), and (9) on behalf of your management is appropriate. Further, Note (9) discloses that Mr. Giancarlo disclaims voting and investment control as well as beneficial ownership to the extent of his pecuniary interest.   Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership is determined, in accordance with Exchange Act

Rule 13d-3, based on voting and/or investment power, not pecuniary interest. Thus, it appears this reference to pecuniary interest is irrelevant and should be removed. Further, since you disclaim voting and investment control for Mr. Giancarlo for the shares held by Ag Investors, LLC, please revise to disclose the natural person(s) who holds voting and/or investment power over these shares.

Underwriting, page 133

41. On page 136, you disclose that Morgan Stanley & Co. LLC and Citigroup Global Markets, Inc. may release your common stock and other securities subject to the lock-up agreements any time "with or without notice." Please clarify how this statement is consistent with FINRA Rule 5131's requirement that the lead book-running manager must notify both the issuer and announce the impending release of the lock-up restrictions through a major news source.

Financial Statements

Consolidated statements of income, page F-4

42. We note that your derive revenues from both products and PCS services. Please revise to disclose separately product sales and service revenue pursuant to Rule 5-03(b)(1)(a) of Regulation S-X. Also state separately costs and expenses attributable to product and services pursuant to Rule 5-03(b)(2) of Regulation S-X.

Note 1: Organization and Summary of Significant Accounting Policies, page F-8

43. Refer to page 34. We note that a material portion of your sales is derived through distributors, systems integrators and value-added resellers and that your distributors represent potential sources of increased credit risk because they are less likely to have reserve resources to meet payment obligations. Please expand your accounting policy for allowance for doubtful accounts on page F-11 to include your policy for evaluating collectability of accounts from distributors. Please also expand the disclosure on page 74 to address collectability of amounts due from distributors.

44. Refer to your accounting policy for inventories on page F-11. We note on page 95 that you stock spare parts in over 85 locations around the world through your third-party logistics suppliers. Please expand your accounting policy to address inventories on consignment and disclose the amount of inventory on location at third-party logistics suppliers on page F-19, if material.

Note 3: Balance Sheet Components, page F-18

45.   Refer to your disclosure of property and equipment on page F-20 and financing
        obligation-build-to-suit lease on page F-25. Please expand the disclosure to describe the
        certain aspects of the construction that permitted you to account for the building as the
        owner. Also, describe the continuing involvement and reason for the lack of
        transferability of risks and rewards for the landlord in greater detail.

Note 6: Commitments and Contingencies, page F-24

46.   Refer to your disclosure of legal proceedings beginning on page F-26. Please expand the
        disclosure to describe the confidentiality and use restrictions and components of EOS that
        are covered in the letter from Optumsoft. Consider explaining which modules of EOS,
        application programming interfaces and agents described on pages 88 and 93 are subject
        to the Optumsoft license dispute.

47.   Refer to page 27 and the disclosure of your use of open source software, which may
        require release portions of the source code of Arista's software to the public. Since the
        terms of many open source licenses have not been interpreted by U.S. courts, tell us the
        basis for your belief that this would not constitute a material contingency pursuant to
        ASC 450-20-50-3.

Note 11: Income Taxes, page F-37

48.   Please expand the disclosure of your reconciliation of statutory federal income tax and
        effective income tax to include detail of the countries of origin for the foreign tax
        differential. Also, describe the nature of tax credits in 2011.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Mark Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.